K&L Gates LLP
Suite 2900
925 4th Ave.
Seattle, WA 98104
206.623.7580

December 22, 2009

Applied Minerals, Inc.
Suite 1101
110 Greene Street
New York, New York 10012

Re: Registration Statement on Form S-1

Ladies and Gentlemen:

We have acted as your counsel in connection with a Registration Statement on Form S-1 (the “Registration Statement”) filed with the Securities and Exchange Commission under the Securities Act of 1933 (the “1933 Act”) for the registration of the offer and sale by the persons named as selling shareholders in the Registration Statement (“Selling Shareholders”), of

(i)
12,314,594 shares of Common Stock, par value $0.001 per share, of Applied Minerals, Inc., a Delaware corporation (the “Company”), issued in respect of the principal amount of, and accrued interest (“PIK Interest”) on, the 10% PIK-Election Convertible Notes due 2018 (“PIK Notes”),

(ii)	2,996,068 shares of Common Stock issuable in respect of the principal amount of, and accrued PIK Interest through maturity on, the PIK Notes on conversion of such notes,

(iii)	7,633,277 shares of Common Stock issuable on exercise of outstanding stock options issued (“Options”),

(iv)	2,996,068 shares of Common Stock issued as compensation (“Compensation Shares”);

(v)
200,000 shares of Common Stock issuable on exercise of warrant issued to Rodman & Crenshaw (“Warrant”) (the shares of Common Stock referred to in (i), (ii), (iii), (iv), and (v) are collectively referred to herein as the “Shares”).

You have requested our opinion as to the matters set forth below in connection with the Registration Statement.  For purposes of rendering that opinion, we have examined the Registration Statement, the Company’s Certificate of Incorporation and Bylaws, the PIK Notes, documents relating to the PIK Interest, notices of conversion sent to certain selling stockholders, agreements relating to the Options, the Warrant and the agreement under which it was issued, and the corporate action of the Company that provides for the issuance of the PIK Notes, Options, Compensation Shares, and the issuance of the Shares, including issuance pursuant to the terms of the PIK Notes, Options, and Warrants, and we have made such other investigation as we have deemed appropriate.  We have examined and relied upon a certificate of public officials and, as to certain matters of fact that are material to our opinion, we have also relied on a certificate of an officer of the Company.  In rendering our opinion, we also have made the assumptions that are customary in opinion letters of this kind.  We have not verified any of those assumptions.

Our opinion set forth below is limited to the Delaware General Corporation Law, including the applicable provisions of the Delaware Constitution and reported judicial decisions interpreting those laws.

We have assumed that with respect to any Shares to be issued upon (i) conversion of the PIK Notes and PIK Interest, the Company has received the specified consideration for the PIK Notes as set forth in such PIK Notes and (ii) the exercise of the Options and the Warrant, the Company, in issuance of the Shares, will have received the specified consideration for the Shares as set forth in such Options and Warrant.

Based upon and subject to the foregoing, it is our opinion that (i) the Shares that have been issued have been duly authorized and are validly issued, fully paid and nonassessable, and (ii) the Shares that are issuable in the future have been duly authorized and will be validly issued, fully paid and nonassessable when issued pursuant to the terms of the PIK Notes, the Options, and the Warrant.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to this firm in the related Prospectus under the caption “Legal Matters”.  In giving our consent we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the 1933 Act or the rules and regulations thereunder.

Yours truly,

K&L Gates LLP

By: William Gleeson